Exhibit 99.157

EXPERT’S CONSENT

The undersigned hereby consents to the use of his name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Lake Shore Gold Corp. (the “Registrant”) being filed with the United States Securities and Exchange Commission:

1.	News Release of the Registrant dated September 20, 2010.

Dated: May 13, 2011.

/s/ Ralph Koch
RALPH KOCH, P. Geo.